UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Commission file number 000-56815

KHEOBA Limited
(Exact name of registrant as specified in its charter)

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

+65 8805 3151

(Address of principal executive office)

Ka Miew Hon

1 Kampong Ampat

#08-11 One KA MacPherson

Singapore 368314

+65 8805 3151

ir@khob.site

(Name, Telephone, E-Mail and Address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Attached hereto as Exhibit 99.1 are the unaudited condensed interim consolidated financial statements of Kheoba Limited (the “Company”) for the six months ended April 30, 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby furnishes the following information:

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Interim Consolidated Financial Statements as of April 30, 2026 and for the Six Months Ended April 30, 2026 and 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Kheoba Limited

By:	/s/ Ka Miew Hon
Ka Miew Hon Chief Executive Officer and Chief Financial Officer

Date:  September 21, 2026

Exhibit 99.1 — Unaudited Condensed Interim Consolidated Financial Statements for the Six Months Ended April 30, 2026

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Condensed Interim Consolidated Financial Statements

For the six months ended

April 30, 2026

Unaudited – Prepared by Management (Expressed in USD)

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NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Kheoba Limited (the “Company”) as at and for the six months ended April 30, 2026, have been prepared by the management of the Company and approved by the Company’s board of directors.

The accompanying condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed  a review of these financial statements.

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KHEOBA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	April 30, 2026	October 31, 2025
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$318,157	$683,483
Accounts receivable, net	–	187,828
Other receivables and prepaid expenses	7,260	22,895
Total current assets	325,417	894,206

Non-current assets
Right of use assets	–	36,764
Website and Software development costs, net	5,079	9,184
Total non-current assets	5,079	45,948

Total Assets	$330,496	$940,154

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$–	$331,402
Due to related parties	54,323	47,731
Income tax payable	83,922	83,922
Other payable and accrued liabilities	26,386	6,113
Operating lease liabilities, current	–	27,586
Total current liabilities	164,631	496,754

Non-current liability
Operating lease liability, non-current	–	9,213
Total non-current liability	–	9,213
Total liabilities	164,631	505,967

Commitments and Contingencies (Note 12)	–	–

Shareholders’ Equity
Ordinary shares, $0.001 par value, 75,000,000 shares authorized; 8,092,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively.	8,092	8,092
Additional paid in capital	39,748	39,748
Retained earnings	118,011	386,366
Accumulated other comprehensive income (loss)	14	(19)
Total Shareholders’ Equity	165,865	434,187
Total Liabilities and Shareholders’ Equity	$330,496	$940,154

The accompanying notes are an integral part of these financial statements.

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KHEOBA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME/(LOSS)

(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended
	April 30, 2026	April 30, 2025
	(Unaudited)	(Unaudited)

Revenue	$140,000	$325,128

Operating expenses:
Direct project costs	(96,000)	(59,231)
Staff costs and employee benefits	(140,587)	(9,857)
Operating lease expenses	(3,180)	(4,588)
Professional Fees	(159,698)	(30,043)
Other general and administrative expenses	(8,890)	(8,619)
Total Operating Expenses	(408,355)	(112,338)

(Loss) Income from operations	(268,355)	212,790

Other Income (Expenses)
Gain on debt forgiveness	–	36,680

(Loss) Income before income taxes	(268,355)	249,470

Income taxes expense	–	35,508

Net (Loss) Income	$(268,355)	$213,962

Other Comprehensive income
Foreign currency translation adjustment	33	–

Comprehensive (loss) income	$(268,322)	$213,962

Earnings (Loss) per share
Basic and diluted	$(0.03)	$0.03
Weighted average number of ordinary shares outstanding
Basic and diluted	8,092,000	8,092,000

The accompanying notes are an integral part of these financial statements.

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KHEOBA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

	Ordinary shares		Additional Paid-in	Retained	Accumulated other comprehensive	Total Shareholders’
	Shares	Amount	Capital	earnings	income	Equity
Balance as of October 31, 2024 (audited)	8,092,000	$8,092	$39,748	$(43,707)	$–	$4,133

Net income for the six months ended April 30, 2025	–	–	–	213,962	–	213,962

Balance as of April 30, 2025 (unaudited)	8,092,000	$8,092	$39,748	$170,255	$–	$218,095

Balance as of October 31, 2025 (audited)	8,092,000	$8,092	$39,748	$386,366	$(19)	$434,187

Net loss for the six months ended April 30, 2026	–	–	–	(268,355)	–	(268,355)
Foreign currency translation adjustment	–	–	–	–	33	33

Balance as of April 30, 2026 (unaudited)	8,092,000	$8,092	$39,748	$118,011	$14	$165,865

The accompanying notes are an integral part of these financial statements.

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KHEOBA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended
	April 30, 2026	April 30, 2025
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net (loss) income	$(268,355)	$213,962
Adjustments to reconcile net loss (income) to net cash (used in) provided by operating activities:
Amortization expense	4,105	4,104
Gain on debt forgiveness	–	(36,680)
Accounts receivable	187,828	(105,128)
Other receivables and prepaid expenses	15,635	5,999
Accounts payable	(331,402)	69,731
Due to related parties	6,592	10,577
Income tax payable	–	35,508
Other payable and accrued liabilities	20,238	–
Cash flows (used in) provided by operating activities	(365,359)	198,073

Cash flows from financing activities
Related party loan	–	3,050
Loan payable	–	2,620
Cash flows provided by financing activities	–	5,670
Effect of foreign exchange rate on cash	33	–
Net (decrease) increase in cash and equivalents	(365,326)	203,743
Cash and equivalents at beginning of the period (including cash in escrow account)	683,483	1,097
Cash and equivalents at end of the period (including cash in escrow account)	$318,157	$204,840

The accompanying notes are an integral part of these financial statements.

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KHEOBA LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Company History

Kheoba Corp. (“KHEOBA Nevada”) was a Nevada corporation and commenced operations in 2021, initially focusing on tourist programs and software sales in Europe. Over time, KHEOBA Nevada expanded its services beyond tourism and now supports clients across multiple industries throughout Europe and Asia.

Change in Organization

During the reporting period, KHEOBA Nevada underwent significant organizational changes. KHEOBA Nevada transitioned its directorship from Mr. Gaga Gvenetadze to Mr. Ka Miew Hon. This change did not affect KHEOBA Nevada’s development-stage status or operational focus but introduced a new marketing strategy, and the associated adjustments in operational premises and commitments.

Strategic Developments

By the end of fiscal year 2024, KHEOBA Nevada established partnerships with a select group of reputable software developers specializing in Enterprise Resource Planning (ERP) and CRM systems. This enabled KHEOBA Nevada to maintain its European client base while pursuing growth in Asian markets, where small-and medium-sized enterprises (SMEs) frequently face challenges securing customized software solutions.

On January 10, 2025, Mr. Tien Seng Tong (the “Investor”) entered into stock purchase agreements to acquire an aggregate of 6,000,000 shares of KHEOBA Nevada’s ordinary shares. This privately negotiated transaction (the “Acquisition”) resulted in the Investor obtaining a controlling 74% equity stake. The Acquisition positioned KHEOBA Nevada to leverage its established European expertise together with the Investor’s client network in Asia.

In February 2025, KHEOBA Nevada established wholly owned subsidiaries in Singapore and Hong Kong to conduct its software consulting business. The Singapore subsidiary, KHOB Pte. Ltd., is of particular strategic importance, serving as the regional headquarters for business development and client engagement in Asia. The Hong Kong subsidiary, Easy Smart Tech Limited, has not commenced operations since its creation in April 2025.

Reincorporation Merger

Effective January 12, 2026, KHEOBA Limited (“the Company,” “we,” “our”) completed a merger in accordance with the Agreement and Plan of Merger and Reorganization dated August 17, 2025 (the “Merger Agreement”), by and among the Company, KHEOBA Nevada, and the Company’s wholly-owned subsidiary, KHOB Merge Sub Limited, a British Virgin Islands company (“Merger Sub”), pursuant to which KHEOBA Nevada merged with and into Merger Sub (the “Redomicile Merger”), with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of the Company. At the effective time of the Redomicile Merger, each outstanding share of KHEOBA Nevada’s ordinary shares, par value $0.001 per share (the “Common Stock”), was converted into the right to receive one Class A ordinary share of the Company (the “Class A Ordinary Shares”). KHEOBA Limited and KHOB Merge Sub Limited were established on May 14, 2025 and May 27, 2025 under the laws of British Virgin Islands (BVI) respectively, and the two companies are established mainly for Redomicile Merger. The diagram below illustrates our corporate structure:

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The accompanying consolidated financial statements for periods prior to the incorporation of Kheoba Limited on May 14, 2025 and prior to the effective date of the Redomicile Merger on January 12, 2026 are the historical financial statements of Kheoba Corp., the predecessor entity, retrospectively adjusted to reflect the corporate structure of Kheoba Limited.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As of April 30, 2026, the Company had cash of $318,157, working capital of $160,786 and retained earnings of $118,011. For the six months ended April 30, 2026, the Company incurred a net loss of $268,355 and negative cash flows from operating activities of $365,359. The Company's revenue for the six months ended April 30, 2026 was $140,000, compared to $325,128 for the six months ended April 30, 2025. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of at least 12 months from the date these consolidated financial statements are issued.

Management has evaluated the Company's financial condition and has developed plans to alleviate the substantial doubt, which include the following:

—Related Party Support: As of April 30, 2026, certain executive officers of the Company have provided unsecured, non-interest bearing advances totaling $54,323 for working capital purposes. The related parties have agreed not to demand repayment of these balances when the Company does not have sufficient liquidity to meet its obligations as they become due. In addition  , the Company's controlling shareholder, Mr. Tien Seng Tong has entered into a formal written financial support agreement with the Company and committed to provide financial support as reasonably necessary to enable the Company to meet its obligations as they become due and continue its operations for at least one year after the date these condensed consolidated financial statements are issued.

—Revenue Growth Initiatives: The Company is actively expanding its customer base in Singapore and Hong Kong for its software consulting, customization, and Web3 services, and is engaged in ongoing discussions with multiple potential clients.

—Cost Management: The professional fees of $159,698 incurred during the six months ended April 30, 2026 included significant non-recurring costs related to the Redomicile Merger and related regulatory compliance. Management expects these costs to decrease materially in subsequent periods as transaction-related activities conclude and the Company transitions to a normalized public company operating cost structure.

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Based on the above plans, management believes that the Company will have sufficient liquidity to meet its obligations as they become due for a period of at least 12 months from the date these consolidated financial statements are issued. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis.

There can be no assurance that management's plans will be successfully implemented or that additional financing will be available on acceptable terms, or at all. The failure to successfully execute these plans could have a material adverse effect on the Company's business, results of operations, and financial condition, and could require the Company to curtail or cease operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

The consolidated financial statements include all adjustments considered necessary, in the opinion of management, for a fair presentation of the Company’s financial position, results of operations, and cash flows for the periods presented.

Principle of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company transactions and balances between members of the Company are eliminated in consolidation.

Foreign currency translation

The Company and its wholly-owned subsidiaries use US$ as their reporting currency. The functional currency of the Company’s subsidiary in Singapore is Singapore Dollars (“SGD”) and the Company’s subsidiary in Hong Kong is Hong Kong dollar (“HK$”), which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the statements of operations during the period in which they occur.

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Translation of foreign currencies

The functional currency is Singapore Dollars for the Company’s Singapore subsidiary and HK$ for Hong Kong subsidiary. The Company’s reporting currency is the US$. Assets and liabilities denominated in foreign currencies are translated at year/period-end exchange rates, statements of operations accounts are translated at average rates of exchange for the year/period and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

	For the six months ended
	April 30,
	2026	2025

Average rate-US$/SGD	1.2830	1.3428
Average rate-US$/HK$	7.8051	7.7767

	April 30, 2026	October 31, 2025

Year/Period-end spot rate-US$/SGD	1.2823	1.3012
Year/Period-end spot rate-US$/HK$	7.8359	7.7717

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management include, but not limited to, allowance for credit losses against accounts receivable, valuation allowance for deferred tax assets, accounting of operating lease right-of-use assets, and operating lease liabilities. Actual results could differ from the estimates, and as such, differences could be material to the consolidated financial statements.

Cash and cash equivalents

Cash and cash equivalents represent cash held in the Company’s bank accounts. Management believes that the Company is not exposed to any significant credit risk on cash. As of April 30, 2026, the Company did not have any cash held in an escrow account.

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Cash and cash equivalents consist of the following:

	April 30, 2026	October 31, 2025
	(Unaudited)	(Audited)
Cash in bank accounts	$318,157	$582,565
Cash in escrow account	–	100,918
Total	$318,157	$683,483

Accounts receivable, net

The Company accounts for its accounts receivable in accordance with ASC 326, Financial Instruments – Credit Losses. Under this standard, the Company estimates expected credit losses over the life of its accounts receivable using a current expected credit loss (CECL) model. Management evaluates the collectability of accounts receivable by considering factors such as historical collection experience, current economic conditions, customer creditworthiness, and other relevant factors.

Accounts receivable are written off when deemed uncollectible. Changes in the allowance for credit losses are recorded in the statements of operations as a component of general and administrative expenses. No allowance was required as of April 30, 2026 and October 31, 2025.

Other receivables and prepaid expenses

Other receivables and prepaid expenses include rental deposits for rents and advance payments made to vendors. An allowance for credit losses may be established and recorded based on management’s assessment of the likelihood of collection. Management reviews these items on a regular basis to determine if the allowance for credit losses is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against the allowance for credit losses after management has determined that the likelihood of collection is not probable. No allowance was required as of April 30, 2026 and October 31, 2025.

Leases – Right-of-Use Assets and Lease Liabilities

The Company accounts for leases with a term greater than 12 months in accordance with ASC 842, Leases. These leases are classified as operating leases, and the Company presents right-of-use (“ROU”) assets and corresponding lease liabilities on its consolidated balance sheet under a single classification.

ROU assets represent the Company’s right to use an underlying asset during the lease term. Lease liabilities represent the Company’s obligation to make lease payments. At lease commencement, ROU assets and lease liabilities are measured based on the present value of future lease payments, discounted using the Company’s incremental borrowing rate. ROU assets are subsequently amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the underlying asset. Lease liabilities are reduced as lease payments are made and increased for interest expense recognized using the effective interest method.

In March 2025, the Company recognized ROU assets and corresponding lease liabilities in connection with two separate operating lease arrangements—one for its wholly owned subsidiary KHOB LIMITED in Hong Kong and another for KHOB Pte. Ltd. in Singapore. The Hong Kong lease spans two years with monthly lease payments of HKD 8,000, while the Singapore lease also spans two years with monthly payments of SGD 1,700. Both leases are measured at the present value of the lease payments using the applicable incremental borrowing rates. As of April 30, 2026, the previously recognized operating leases for its subsidiaries in Hong Kong and Singapore have been terminated in order to manage costs. The Company currently applies the short-term lease exemption for its new Singapore lease, recognizing lease payments as expenses on a straight-line basis over the lease term. Consequently, no ROU assets or lease liabilities are recognized on the consolidated balance sheet as of April 30, 2026.

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Website and Software Development Costs

The Company accounts for website and software development costs in accordance with ASC 350-50, Website Development Costs, and ASC 350-40, Internal-Use Software.

In accordance with ASC 350-50-25-7, costs incurred during the application and infrastructure development stage are capitalized. Conversely, costs incurred during the preliminary project stage are expensed as incurred in accordance with ASC 350-50-25-6. The Company amortizes these costs using the straight-line method over an estimated useful life of three years.

The Company evaluates the website and software development costs for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no impairments of intangible assets as of April 30, 2026 and October 31, 2025.

Fair Value of Financial Instruments

ASC topic 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:	defined as observable inputs such as quoted prices in active markets;
Level 2:	defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3:	defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value included in current assets and current liabilities in the consolidated balance sheets approximate their fair values because of the short-term nature of such instruments. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, website and software development costs, would be measured at fair value only if they were determined to be impaired.

Impairment for long-lived assets

The Company reviews long-lived assets, including intangible assets (website and software), for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future pre-tax cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset Company), when the market prices are not readily available.

The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of April 30, 2026 and October 31, 2025  , no impairment of long-lived assets was recognized.

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Accounts payable

Accounts payable represent amounts due to a third party for Web3 consultancy and customization services.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. The core principle of ASC 606 is to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company applies ASC 606’s five-step model:

1.	Identify the contract(s) with a customer.
2.	Identify the performance obligations in the contract.
3.	Determine the transaction price.
4.	Allocate the transaction price to the performance obligations.
5.	Recognize revenue when (or as) a performance obligation is satisfied.

A contract is within the scope of ASC 606 when it is probable that the Company will collect the consideration to which it is entitled.

The Company operates under three principal revenue models:

1.	Collaborating with developers to provide and customize software solutions tailored to client requirements, recognizing revenue upon delivery or service completion.
2.	Referring clients to partner software developers and earning referral commissions upon project completion; or
3.	Provide consultancy and customization services to certain customers in the area of Web3.

Performance Obligations and Revenue Recognition

a) Software Solutions Revenues (Principal)

-	Nature of Promise: The Company facilitates the sale, customization, and implementation of software modules tailored to the clients’ requirements.
-	Performance Obligation: Each module represents a distinct performance obligation, with inseparable customization services bundled when applicable.
-	Timing of Satisfaction: Revenue is recognized at a point in time when the client signs a written confirmation of delivery, evidencing transfer of control. At that point, the Company invoices the client and the contractor invoices the Company.
-	Transaction Price: The consideration is typically a fixed amount specified in the customer contract.

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b) Commission on Software Sales (Agent)

-	Nature of Promise: In referral arrangements, the Company acts as an agent by sourcing and arranging for a contractor to deliver software directly to the client. The Company is not involved in controlling the development or delivery process of the software and does not obtain control of the underlying software.
-	Principal vs. Agent Analysis: The contractor is responsible for fulfillment and bears delivery risk. The Company’s promise is limited to sourcing a suitable software contractor for the client; therefore, the Company acts as an agent.
-	Performance Obligation: To provide research, referral, and facilitation services.
-	Timing of Satisfaction: Revenue is recognized at a point in time, when the client signs confirmation of service or software delivery and the Company’s right to its commission is enforceable.
-	Transaction Price & Measurement: The Company recognizes only its net commission as revenue. Client payments flow through the Company, which deducts its commission and remits the balance to the contractor.

c) Consulting and Customization Services (Principal)

-	Nature of Promise: The Company provides consulting, implementation, and customization services, often working alongside contractors.
-	Performance Obligation: To provide the contracted professional services.
-	Timing of Satisfaction: Revenue is recognized at a point in time, when the client signs written confirmation of service completion, demonstrating that the performance obligation has been satisfied.
-	Transaction Price: Consideration is typically a fixed fee, invoiced upon client confirmation of service delivery.

Disaggregation of revenue

The following table presents the Company’s revenue disaggregated based on revenue source for the periods ended April 30, 2026 and 2025:

	For the six months ended April 30,
	2026	2025
	(Unaudited)	(Unaudited)
Consultancy services	$140,000	$–
Commission for software sales	–	220,000
Software solutions & Sales	–	105,128
Total Revenue	$140,000	$325,128

Revenue disaggregated by timing of revenue recognition for the six months ended April 30, 2026 and 2025 is disclosed in the table below:

	For the six months ended
	April 30,
	2026	2025
	(Unaudited)	(Unaudited)
Point in time:
Consultancy services	$140,000	$–
Commission for software sales	–	220,000
Software solutions & Sales	–	105,128

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Professional fees

Professional fees are mainly the service fees for audit, company secretary, legal, and other professional services which are needed during the ordinary course of our business operation.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Jurisdictional Tax Considerations

Upon completion of the Reincorporation Merger on January 12, 2026 (Note 1), the Company operates across Singapore and Hong Kong SAR—each offering distinct tax advantages that support its global business strategy.

Singapore applies a flat corporate income tax rate of 17%, with partial exemptions available for qualifying companies. The jurisdiction also offers a one-tier tax system, meaning dividends are tax-exempt at the shareholder level. Singapore’s transparent and business-friendly tax regime supports the Company’s regional operations through KHOB Pte. Ltd.

Hong Kong SAR follows a territorial tax system, taxing only profits sourced within Hong Kong. The two-tiered profits tax regime applies a rate of 8.25% on the first HKD 2 million of profits and 16.5% thereafter. Offshore income is generally exempt unless it falls under the refined Foreign-Sourced Income Exemption (FSIE) regime. This structure supports the Company’s operations through KHOB Limited and Easy Smart Technology Limited.

These tax environments contribute to the Company’s ability to optimize its global tax position while maintaining compliance with applicable laws and regulations. Income tax expense is determined and recorded on a legal entity basis. Tax losses of one entity are not used to offset taxable income of other entities within the consolidated group.”

Basic Income (Loss) Per Share

The Company computes income (loss) per share in accordance with FASB ASC 260 “Earnings per Share”. Basic loss per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

As of April 30, 2026 and October 31, 2025, there were no potentially dilutive debt or equity instruments issued or outstanding.

Segment reporting

ASC Topic 280, Segment Reporting (“ASC 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s organizational structure as well as information about geographical areas, business segments and the types of customers to help users of financial statements to better understand the Company’s performance, assess its prospects for future net cash flow and make more informed judgements about the Company in a whole.

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The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Significant segment expenses regularly provided to the CODM include professional fees of $159,698 and $30,043, staff costs and employee benefits of $140,587 and $9,857 and direct project costs of $96,000 and $59,231, for the six months ended April 30, 2026 and 2025, respectively.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the Singapore and substantially all of the Company’s revenue and expense are derived in the Singapore. Therefore, no geographical segments are presented.

Commitment and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with FASB ASC 450-20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Recent Accounting Pronouncements

In December 2025, the FASB issued ASU 2025-12, which is to correct, clarify, and otherwise improve U.S. GAAP. ASU 2025-12 includes 33 improvements that span a wide range of topics, including Clarifying diluted earnings per share (EPS) calculation when a loss from continuing operations exists, Clarifying disclosure requirements for lease receivables from sales-type or direct financing leases, Revising the calculation of the reference amount for beneficial interests to prevent double counting credit losses, Clarifying the permissible methods to account for treasury stock retirements, and Clarifying the guidance for transfers of receivables from contracts with customers. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. If an entity adopts the amendments in this Update in an interim period, it must adopt them as of the beginning of the annual reporting period that includes that interim reporting period. An entity may elect to early adopt the amendments on an issue-by-issue basis. For example, an entity may decide to early adopt certain amendments and adopt the remaining amendments at the effective date. An entity should apply the amendments in this Update (except for the amendments to Topic 260, Earnings Per Share, related to Issue 4) using one of the following transition methods: (i) Prospectively to all transactions recognized on or after the date that the entity first applies the amendments, or (ii) Retrospectively to the beginning of the earliest comparative period presented. An entity should adjust the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

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On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today's Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Company expects the adoption on this ASU will not have a material effect on the Company's consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU's scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU's scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC's existing disclosures with those entities that were not previously subject to the SEC's requirements. Also, the amendments align the requirements in the codification with the SEC's regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC's removal.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

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NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	April 30, 2026	October 31, 2025
	(Unaudited)	(Audited)

Accounts receivable	$–	$187,828
Less: allowance for credit losses	–	–
Accounts receivable, net	$–	$187,828

NOTE 5 – Other receivables and prepaid expenses

Other receivables and prepaid expenses consist of the following:

	April 30, 2026	October 31, 2025
	(Unaudited)	(Audited)

Other receivables	$–	$3,900
Prepaid expenses	7,260	18,995
Total	$7,260	$22,895

NOTE 6 – WEBSITE AND SOFTWARE DEVELOPMENT COSTS, NET

Website and Software Development Costs, net consist of the following:

	As of April 30, 2026
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
			(Unaudited)
Website Development Costs	$11,630	$(9,801)	$1,829
Software Development Costs	13,000	(9,750)	3,250
Total	$24,630	$(19,551)	$5,079

	As of October 31, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
			(Audited)
Website Development Costs	$11,630	$(7,863)	$3,767
Software Development Costs	13,000	(7,583)	5,417
Total	$24,630	$(15,446)	$9,184

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NOTE 7 – OTHER PAYABLE AND ACCRUED LIABILITIES

Other payable and accrued liabilities consist of the following:

	April 30, 2026	October 31, 2025
	(Unaudited)	(Audited)

Other payable	$12,000	$–
Salaries payable	14,386	6,113
Total	$26,386	$6,113

NOTE 8 – RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

Name	Relationship with the Company
Gaga Gvenetadze	Former Director of the Company
Irakli Gunia	Former independent director of the Company (resigned in 2025)
Ka Miew Hon	Chief Executive Officer of the Company
Wong Sze Chung	Employee of the Company

As of April 30, 2026 and October 31, 2025, the balances of amount due to related parties were as follows:

Name of Related Party	Nature	As of April 30, 2026	As of October 31, 2025
		(Unaudited)	(Audited)

Ka Miew Hon	Payment on behalf of the Company	$10,577	$10,577
Wong Sze Chung	Payment on behalf of the Company	$43,746	$37,154
Total		$54,323	$47,731

As of April 30, 2026, the Company owed $54,323 to the Company’s certain related parties,  for the Company’s working capital purposes. The amount is unsecured, non-interest bearing. The related parties have agreed not to demand repayment of these balances when the Company does not have sufficient liquidity to meet its obligations as they become due.

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NOTE 9 – TAXES

The components of the Company’s provision for income tax for the six months ended April 30, 2026 and 2025 consists of the following:

	April 30,	April 30,
	2026	2025
	(Unaudited)	(Unaudited)
Income tax benefit (provision) attributable to:
Current operations	$24,522	$44,686
Less: Utilization of NOL carry-forward	–	(9,178)
Less: valuation allowance	(24,522)	–
Net provision for income taxes	$–	$35,508

The cumulative tax effect at the expected rate of significant items comprising our net deferred tax amount is as follows:

	April 30, 2026	April 30, 2025
	(Unaudited)	(Unaudited)
Deferred tax asset attributable to:
Net operating loss carryover	$24,522	$–
Less: valuation allowance	(24,522)	–
Net deferred tax asset	$–	$–

The provision for income taxes was determined by applying the applicable statutory income tax rates to the pre-tax income or loss of each of the Company’s subsidiaries based on their respective jurisdictions. Estimated future tax benefits generated by net operating loss carry-forwards are offset by valuation allowances in instances where realization of those benefits is not more-likely-than-not. The total income tax provision represents the aggregate of the tax amounts calculated for each subsidiary.

Jurisdictional Tax Considerations

Singapore:   KHOB Pte. Ltd. is subject to a flat corporate tax rate of 17%. Singapore does not impose withholding tax on dividends paid to foreign shareholders. Under Singapore’s one-tier tax system, dividends are exempt from further taxation when distributed.

Hong Kong SAR: KHOB LIMITED is subject to a two-tier profits tax regime (8.25% on the first HKD 2 million, 16.5% thereafter). Hong Kong does not impose withholding tax on dividends, and offshore income is generally exempt unless captured under the FSIE regime.

The Company will continue to evaluate its tax position and consult with tax advisors to ensure compliance with applicable laws and accurate financial reporting.

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NOTE 10 – SHAREHOLDERS’ EQUITY

The Company has 75,000,000, $0.001 par value shares of ordinary shares authorized.

During September 2023 the Company issued 427,000 shares of ordinary shares for cash proceeds of $8,540 at $0.02 per share.

During October 2023 the Company issued 868,000 shares of ordinary shares for cash proceeds of $17,360 at $0.02 per share.

During November 2023 the Company issued 755,000 shares of ordinary shares for cash proceeds of $15,100 at $0.02 per share.

During December 2023 the Company issued 42,000 shares of ordinary shares for cash proceeds of $840 at $0.02 per share.

There were 8,092,000 shares of ordinary shares issued and outstanding as of April 30, 2026 and October 31, 2025 with no ordinary shares were issued during the six months ended 2026.

NOTE 11 – CUSTOMER CONCENTRATION RISK

The following is a summary of customers that represent greater than 10% of total sales for the periods presented:

	For the six months ended April 30,
	2026	2025
	(Unaudited)	(Unaudited)
Customer A	100%	–
Customer B	–	68%
Customer C	–	20%
Customer D	–	12%

For the six months ended April 30, 2026, one customer accounted for more than 10% of the Group's total revenue for the period.

For the six months ended April 30, 2025, a few major customers accounted for a significant portion of our revenues, with the largest customer representing 68% of total revenues.

As of October 31, 2025, two customers each accounted for more than 10% of the Company's total accounts receivable, representing 67.08% and 32.92% of total accounts receivable, respectively

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NOTE 12 – COMMITMENTS AND CONTINGENCIES

Commitments

As of April 30, 2026 and October 31, 2025, the Company had neither significant financial nor capital commitment.

Contingencies

As of April 30, 2026 and October 31, 2025, the Company was not a party to any material legal or administrative proceedings. The Company further concludes that there were no legal or regulatory proceedings, either individually or in the aggregate, that could have resulted in an unfavorable outcome with a material adverse effect on the Company’s results of operations, consolidated financial condition, or cash flows.

NOTE 13 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 the Company has analyzed its operations subsequent to April 30, 2026 through the date the Company issues the consolidated financial statements and did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

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